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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                Tyler Corporation
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                      ------------------------------------
                         (Title of Class of Securities)

                                    902184100
                                 (CUSIP Number)

                                 Mr. John Yeaman
                            2800 W. Mockingbird Lane
                               Dallas, Texas 75235
                                 (214) 902-5000
                   -------------------------------------------
           (Name and Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 1999
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-I(b)(3) or (4), check the following box __.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13D-I(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 902184100                                           Page 2 of  5 Pages

(1)      NAME OF REPORTING PERSON
         S.S.N. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John S. Marr, Jr.    S.S.N.  ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                              (b)  /X/

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS    00

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO 2(d) or 2(e)   / /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         United States, Resident of the State of Maine

NUMBER OF                  (7)  SOLE VOTING POWER                      1,284,976
SHARES                     (8) SHARED VOTING POWER                       750,000
BENEFICIALLY               (9) SOLE DISPOSITIVE POWER                  1,284,976
OWNED BY                   (10) SHARED DISPOSITIVE POWER                 750,000
EACH REPORTING
PERSON WITH

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                      2,034,976

(12)     CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES    / /

(13)     PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                             5.2796%

(14)     TYPE OF REPORTING PERSON                                             IN


                                Page 2 of 5 Pages


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Tyler Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2800
W. Mockingbird Lane, Dallas, Texas 75235.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is filed by John S. Marr, Jr. (the "Reporting Person").

         (b) The Reporting Person's business address is 370 U.S. Route 1, Falmouth, Maine 01405.

         (c) The Reporting Person's principal occupation is serving in the capacity of President, Process, Incorporated, a Maine corporation ("Process") with a principal place of business at 370 U.S. Route 1, Falmouth, Maine 01405.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

         (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America and a resident of the State of Maine.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Reporting Person received 2,034,976 shares of Common Stock of the Issuer as a result of the merger of Process with a wholly-owned subsidiary of the Issuer, as described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         On April 20, 1999 the Issuer, a wholly-owned subsidiary of the Issuer, Process and its stockholders, including the Reporting Person, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, all of the issued and outstanding shares of capital stock of Process were exchanged for cash and Common Stock of the Issuer (the "Acquisition"). As a result of the Acquisition, the Reporting Person in his capacity as a stockholder of Process received cash and an aggregate of 2,034,976 shares of

                                Page 3 of 5 Pages

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the Common Stock of the Issuer in exchange for his shares of Process.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) The Reporting Person is the beneficial owner of 2,034,976 shares of the outstanding Common Stock of the Issuer as a result of the Acquisition, described in Item 4. The Reporting Person beneficially owns 5.2796 percent of the outstanding shares of Common Stock of the Issuer, assuming an aggregate number of shares of Common Stock of the Issuer issued and outstanding as of the date of the Acquisition of 38,544,068 shares.

         (b) Subsequent to the consummation of the Acquisition, the Reporting Person transferred for no consideration an aggregate of 750,000 shares of Common Stock of the Issuer to Fourteen Riverside Limited Partnership, a Delaware limited partnership (the "Partnership"). The General Partner of the Partnership is 14RLP, Inc., a Delaware corporation, of which the Reporting Person and his wife are the sole shareholders and of which the Reporting Person is the President, Treasurer, and a Director. Accordingly, of the 2,034,976 shares of Common Stock beneficially owned by the Reporting Person as a result of the Acquisition, 750,000 of such shares are subject to the shared voting power and shared dispositive power of the Reporting Person and his wife.

         (c) Other than the Acquisition and the transfer of shares of Common Stock to the Partnership, the Reporting Person has not affected any transactions in the shares of Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         None, except as reported under Items 4 and 5 above. As reported in Item 4, the Reporting Person is the beneficial owner of 2,034,976 shares of Common Stock of the Issuer. Of such shares, 750,000 are subject to the shared voting power and shared dispositive power of the Reporting Person and his wife.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.

                                Page 4 of 5 Pages


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                                    SIGNATURE


         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




May 3, 1999                                       /s/ John S. Marr, Jr.
--------------------------                        ------------------------
Date                                              John S. Marr, Jr.


                                Page 5 of 5 Pages